Exhibit 3.1.1

STATE OF DELAWARE CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of TransUnion, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:
RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "VI" so that, as amended, said Article shall be and read as follows:
ARTICLE VI
BOARD OF DIRECTORS
A.Except as otherwise provided in this Second Amended and Restated Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Except as otherwise provided for or fixed pursuant to the provisions of Article IV (including any certificate of designation with respect to any series of Preferred Stock) and this Article VI relating to the rights of the holders of any series of Preferred Stock to elect additional directors, the total number of directors shall be determined from time to time exclusively by resolution adopted by the Board of Directors. Until the election of directors at the 2022 annual meeting of stockholders (the “2022 Annual Meeting”), the directors (other than those directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Prior to the 2022 Annual Meeting, if the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. Each director elected prior to the 2020 annual meeting of stockholders (the “2020 Annual Meeting”) shall be elected for a term expiring on the date of the third annual meeting of stockholders following the annual meeting at which the director was elected. Each director elected at the 2020 Annual Meeting shall be elected for a one-year term expiring at the 2021 annual meeting of stockholders (the “2021 Annual Meeting”). Each director elected at the 2021 Annual Meeting shall be elected for a one-year term expiring at the 2022 Annual Meeting. At the 2022 Annual Meeting and each annual meeting of stockholders thereafter, all directors shall be elected for a one-year term expiring at the next annual meeting of stockholders. Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her death, resignation, retirement, disqualification or removal from office.
B.Subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding, any newly-created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). Any director elected to fill a vacancy resulting from the death, resignation, retirement, disqualification or removal from office of a director shall hold office for the remaining term of his or her predecessor.
C.Any or all of the directors (other than the directors elected by the holders of any series of Preferred Stock of the Corporation, voting separately as a series or together with one or more other such series, as the case may be) may be removed (i) until the full declassification of the Board of Directors commencing at the 2022 Annual Meeting, only for cause and (ii) beginning at the 2022 Annual Meeting, with or without cause, in each case by the affirmative vote of a majority in voting power of all outstanding shares of stock of the Corporation entitled to vote thereon, voting as a single class.
D.Elections of directors need not be by written ballot unless the Bylaws shall so provide.
E.During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, retirement, disqualification or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.
SECOND: That thereafter, pursuant to resolution of its Board of Directors, a meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Signature to follow]

IN WITNESS WHEREOF, TransUnion has caused this certificate to be signed this 12th day of May, 2020.

By:	/s/ Michael J. Forde
Authorized Officer
Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary
Name:	Michael J. Forde

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